SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                 Report on Form 6-K for the month of March 2003
                                                    ------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  x   Form 40-F
                                    ---            ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)

                               Yes        No
                                   ---         ---

Enclosures:

1. Press release dated March 28, 2003

OTE Announces Major Sunday Tariff Reductions on Domestic Long-Distance Calls and Tailored Discount Packages Offering Sharp Reductions on
International Call Rates

    ATHENS, Greece--(BUSINESS WIRE)--March 28, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that all domestic long-distance calls will be charged at local call rates every Sunday, as well as the introduction of tailored discount packages for individuals and businesses.

    Domestic Long-distance calls

    Every Sunday from May 12, 2003, OTE will charge all domestic long-distance calls at local rates (EUR0.026 per minute) for all customers. This represents tariff reductions of up to 67% from standard weekday rates.

Call Duration                          Charge in Euros     Reduction
                                                            Percentage
----------------------------------------------------------------------
1 minute                                             0.026        -67%
----------------------------------------------------------------------
5 minutes                                             0.13        -62%
----------------------------------------------------------------------
10 minutes                                            0.26        -60%
----------------------------------------------------------------------
30 minutes                                            0.78        -59%
----------------------------------------------------------------------


    International calls

    "OTEoptions" and "OTEbusiness" are the two new packages that have been designed to cover the specific needs of both domestic and corporate customers.
    The benefit will be reductions of up to 35% in international call rates, depending on the country, time of call and total traffic bill. Customers will be able to select the package that best suits their needs for either private or business use, with no registration fee.

    OTEoptions or OTEbusiness?

    "OTEoptions" was designed to meet the needs of customers who talk mainly during off-peak hours and weekends, and whose average monthly bill exceeds EUR20. Customers may select up to three countries of destination, depending on frequency of use.
    According to the time of the international calls (weekday or weekend, day or night) the benefit for the customers can be maximized.
    More specifically, reduced international call rates with OTEoptions are as follows:

                       Monthly                  Reduction Percentage
                        traffic                -----------------------
      OTEoptions        value     Destination   Working Days  Weekends
        Levels          (EUR)         Choice   -----------------------
                                   (Countries)  Peak  Off-Peak
                                                times  times    (24-
                                               (08:00-(20:00-  hours)
                                                20:00) 08:00)
----------------------------------------------------------------------
                                  One country       5%     10%     25%
        Level 1                   ------------------------------------
                                  Three
                          20 - 60  countries        3%      7%     15%
----------------------------------------------------------------------
                                  One country      10%     15%     30%
        Level 2                   ------------------------------------
                                  Three
                          60 - 90  countries        8%     12%     20%
----------------------------------------------------------------------
                                  One country      15%     20%     35%
        Level 3         greater   ------------------------------------
                         than 90  Three
                                   countries       13%     17%     25%
----------------------------------------------------------------------


    OTEbusiness: the OTEbusiness package has been developed for customers calling abroad for personal or professional reasons during the day.
    This package maximizes benefits, under the condition that the total monthly traffic bill should exceed EUR50. Again customers may select up to three destination countries, with discounts reaching up to 35%.

                       Monthly                   Reduction Percentage
                        traffic                 ----------------------
     "OTEBusiness"      value (EUR)Destination   Working Days Weekends
        Levels                         Choice   ----------------------
                                    (Countries)  Peak  Off
                                                 times  Peak    (24-
                                                (08:00- times  hours)
                                                 20:00)(20:00-
                                                        08:00)
----------------------------------------------------------------------
                                   One country      20%    10%     10%
        Step 1                     -----------------------------------
                                   Three
                          50 - 100  countries       10%     5%      5%
----------------------------------------------------------------------
                                   One country      25%    15%     15%
        Step 2                     -----------------------------------
                                   Three
                         100 - 300  countries       15%    10%     10%
----------------------------------------------------------------------
                                   One country      30%    20%     20%
        Step 3                     -----------------------------------
                                   Three
                         300 - 600  countries       20%    15%     15%
----------------------------------------------------------------------
                                   One country      35%    25%     25%
        Step 4        greater than -----------------------------------
                            600    Three
                                    countries       25%    20%     20%
----------------------------------------------------------------------


    The discount rates in the international call packages, OTEoptions and OTEbusiness, will be based on the total amount billed from an OTE fixed line to any fixed number (local, domestic long-distance, or foreign country/countries) and will be itemized in each bill.
    These rates will be effective May 12, 2003 and shortly all OTE customers will be able to enroll in the above programs.
    Soula Evans, General Director of Business & Residential Customers, stated : "I am pleased that with these moves we get closer to our customers. Every Sunday, they will be charged local tariffs for calls all over Greece, while we give them the opportunity to choose for their international calls the package that best suits their specific needs, either for personal or business reasons".

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
    Additional Information is also available on http://www.ote.gr.
Email: IRoffice@ote.gr

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.

    CONTACT: OTE, Athens
             George Rallis, Tel: +30 210 611 5888;
             email: grallis@ote.gr
             Kostas Bratsikas, Tel: +30 210 611 1428;
             email: brakon@ote.gr
             or
             Taylor Rafferty,
             London: +44 20 7936 0400,
             New York: +1 212/889-4350;
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 28 March 2003                             By: /s/ Dimitris Kouvatos
                                                    ---------------------
                                                Name:   Dimitris Kouvatos
                                                Title: Chief Financial Officer